UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 8, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares, Series 309 Class A Ordinary Shares, Series 315 Class A Ordinary Shares, Series 316 Class A Ordinary Shares, Series 318 Class A Ordinary Shares, Series 319 Class A Ordinary Shares, Series 320 Class A Ordinary Shares, Series 322 Class A Ordinary Shares, Series 323 Class A Ordinary Shares, Series 329 Class A Ordinary Shares, Series 336 Class A Ordinary Shares, Series 338 Class A Ordinary Shares, Series 339 Class A Ordinary Shares, Series 340 Class A Ordinary Shares, Series 343 Class A Ordinary Shares, Series 344 Class A Ordinary Shares, Series 345 Class A Ordinary Shares, Series 346 Class A Ordinary Shares, Series 348 Class A Ordinary Shares, Series 360 Class A Ordinary Shares, Series 362 Class A Ordinary Shares, Series 365 Class A Ordinary Shares, Series 370 Class A Ordinary Shares, Series 372 Class A Ordinary Shares, Series 374 Class A Ordinary Shares, Series 377 Class A Ordinary Shares, Series 386 Class A Ordinary Shares, Series 401 Class A Ordinary Shares, Series 411 Class A Ordinary Shares, Series 415 Class A Ordinary Shares, Series 417 Class A Ordinary Shares, Series 420 Class A Ordinary Shares, Series 421 Class A Ordinary Shares, Series 423 Class A Ordinary Shares, Series 429 Class A Ordinary Shares, Series 442 Class A Ordinary Shares, Series 446 Class A Ordinary Shares, Series 451 Class A Ordinary Shares, Series 453 Class A Ordinary Shares, Series 463 Class A Ordinary Shares, Series 467 Class A Ordinary Shares, Series 469 Class A Ordinary Shares, Series 470 Class A Ordinary Shares, Series 486 Class A Ordinary Shares, Series 488 Class A Ordinary Shares, Series 489 Class A Ordinary Shares, Series 497 Class A Ordinary Shares, Series 498 Class A Ordinary Shares, Series 506 Class A Ordinary Shares, Series 508 Class A Ordinary Shares, Series 510 Class A Ordinary Shares, Series 512 Class A Ordinary Shares, Series 513 Class A Ordinary Shares, Series 520 Class A Ordinary Shares, Series 521 Class A Ordinary Shares, Series 522 Class A Ordinary Shares, Series 548 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

The Class A shares of each series of Masterworks Vault 1, LLC (the “Company”) that have been outstanding for 90 days (the “Shares”) are currently eligible to trade on the “PPEX ATS”, an alternative trading system registered with the U.S. Securities and Exchange Commission and operated by North Capital Private Securities Corporation (“North Capital”).

On June 17, 2026, Masterworks delivered written notice to North Capital terminating the agreements pursuant to which secondary trading in the Shares is facilitated on the PPEX ATS, effective on or about December 14, 2026 (the “ATS Termination Date”).

Following the ATS Termination Date, the Shares will no longer be available for trading on the PPEX ATS, and holders will not be able to buy or sell Shares through that venue. The Company currently intends to arrange for an alternative means of secondary liquidity for holders of the Shares following the ATS Termination Date, which may take the form of a bulletin board, a matching service, or another trading or liquidity mechanism.

However, no assurance can be given that the Company will implement any such alternative, that any such alternative will be available on or after the ATS Termination Date, or that any such alternative, if implemented, will provide liquidity comparable to that historically available through the PPEX ATS, or any liquidity at all.

There is no established public trading market for the Shares, and the Shares are illiquid. Following the ATS Termination Date, holders may be unable to sell their Shares at the time they wish to do so, at a price they consider acceptable, or at all, and should be prepared to hold their Shares for an indefinite period. The Company will provide additional information regarding any alternative liquidity arrangements as and when such information becomes available.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 1, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: July 8, 2026